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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 MAR - 1 2004
PART III

158

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-23091

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEB Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

542 S. Dearborn Street, Suite 300
                                    (No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Grant   (312) 922-3264
                                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 2 9 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence Grant, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of PEB Financial Group, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the
12th day of February 2004

_____   _____
Notary Public   Signature

_____
V.P. & CFO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PEB Financial Group, Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

PEB Financial Group, Inc.
Table of Contents
December 31, 2003



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
PEB Financial Group, Inc.

We have audited the accompanying statement of financial condition of PEB Financial Group, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEB Financial Group, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 13, 2004

PEB Financial Group, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	98,373
Commissions receivable		128,460
Total assets	**$**	**226,833**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	153,483
Accounts payable and accrued expenses		5,838
Total liabilities		159,321
Stockholder's equity		
Common stock		38,510
Paid-in capital		490
Retained earnings		28,512
Total stockholder's equity		67,512
Total liabilities and stockholder's equity	**$**	**226,833**

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—PEB Financial Group, Inc. (the "Company") is a registered securities broker-dealer that provides annuity contracts and investment company products to its customers located in the Midwestern region of the United States.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Income Recognition—Securities transactions and the related commission revenue and expenses are recorded on trade date.

Income Taxes—The Company files a consolidated federal income tax return with its parent company. By agreement, the provision or benefit for income taxes is computed and paid to or received from the parent company as if the Company filed a separate income tax return.

Note 2   Related-Party Transactions

Under an agreement with its parent company, the Company pays management fees for office space and services received.

Note 3   Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined.

Note 4   Income Taxes

The Company has a net operating loss carryforward available to offset future taxable income of approximately $275,000, which expires in various years to 2023. The Company has a deferred tax asset of approximately $82,000 arising from this net operating loss carryforward and a valuation allowance of $82,000 to reduce the asset to its realizable amount based upon management's evaluation of the likelihood of realization.

Note 5   Bank Loan

For working capital purposes, the Company has a bank revolving line of credit in the amount of $100,000, maturing on April 5, 2004, at a variable rate of interest, 5.0 percent at December 31, 2003. The line of credit is personally guaranteed by the sole shareholder of the parent and is secured by the pledge of general assets of the Company. There was no amount outstanding at December 31, 2003.

Note 6   Commitments

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

Note 7   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $58,000 and $25,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note 8   Subsequent Event

The Company has been in negotiations to sell the business of the Company.